Praxair, Inc. and Subsidiaries
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                                                                   EXHIBIT 12.01


                      PRAXAIR, INC. AND SUBSIDIARIES
                    Ratio of Earnings to Fixed Charges
                   (Millions of dollars, except ratios)


                                                 Years Ended December 31,
                                              ----------------------------
                                            2001   2000   1999   1998   1997
                                            ----   ----   ----   ----   ----
EARNINGS

Income of consolidated companies
 before provision for income taxes          $576   $483   $627   $596   $622
Capitalized interest                         (17)   (24)   (30)   (36)   (32)
Depreciation of capitalized interest          11     10      9      7      7
Dividends from companies carried at equity     5      3      1      2      1

Total earnings, net of fixed charges        $575   $472   $607   $569   $598

FIXED CHARGES

Interest on long-term
 and short-term debt                        $224   $224   $204   $260   $216
Capitalized interest                          17     24     30     36     32
Rental expenses representative of an
 interest factor                              37     34     32     27     23

Total fixed charges                         $278   $282   $266   $323   $271

Total adjusted earnings available for
 payment of fixed charges                   $853   $754   $873   $892   $869

Preferred stock dividend requirements         $2   $  4   $  8   $  8   $  8

RATIO OF EARNINGS TO FIXED CHARGES           3.1    2.7    3.3    2.8    3.2

RATIO OF EARNINGS TO FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS               3.1    2.6    3.2    2.7    3.1